byNordic Acquisition Corp

c/o Pir 29

Einar Hansens Esplanad 29

211 13 Malmö, Sweden

January 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Lewis
Shannon Menjivar
Stacie Gorman
David Link

Re:	byNordic Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Submitted on December 3, 2021
File No. 333-248488

Dear all:

byNordic Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 30, 2021, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 previously filed on December 3, 2021 bearing File No. 333-248488 (the “Registration Statement”) for the Staff’s review.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comments with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 3 to Form S-1 filed December 3, 2021

Cover Page

1.	We note your disclosure that 97.6% of the units may be sold to institutional investors. Please disclose on the cover page, and throughout the prospectus, the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Please revise the summary to further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity. Additionally, please clarify all impacts of these sales on public investors and please tell us whether the limited number of public investors would impact the company’s listing eligibility.

RESPONSE: We have disclosed the potential material impact on the public investors due to 97.6% of the units that may be sold to the anchor investors in the following sections of the prospectus: (i) in the inside front cover page of the prospectus with a cross reference to the relevant risk factors in the prospectus, (ii) in the summary section on page 15 of the prospectus, (iii) in the risk factor titled “The anchor investors have expressed an interest to purchase substantially all of the units in this offering, which could reduce the trading volume, volatility and liquidity for our shares, adversely affect the trading price of our shares and prevent other investors from influencing significant corporate decisions” on pages 51 and 52 of the prospectus, (iv) in the risk factor titled “Since our anchor investors will acquire founder shares held by our sponsor and byNordic Holdings, a conflict of interest may arise in determining whether a particular target business is appropriate for our initial business combination” on page 52 of the prospectus, (v) in the section titled “Proposed Business—Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination—Manner of Conduction Redemptions” on page 100 of the prospectus and (vi) in the section titled “Principal Stockholders—Anchor Investors” on pages 129 and 130 of the prospectus.

We have revised the summary section on page 15 of the prospectus to further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity for our shares.

We have clarified all impacts of these sales to the anchor investors on public investors in the sections of the prospectus referred to in the first paragraph of this response.

We will have more than 400 public holders of our units when we close the offering and sale of our units in order to permit our units to meet the listing eligibility requirements for the listing of our units on Nasdaq. We have disclosed the manner in which the limited number of public investors could impact the Company’s listing eligibility in the following sections of the prospectus: (i) on the inside front cover page of the prospectus with a cross reference to the relevant risk factor in the prospectus, (ii) in the summary section on page 15 of the prospectus and (iii) in the risk factor titled “Risk Factors—Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” on pages 60 and 61 of the prospectus.

Risk Factors

Our warrant agreement will designate the courts ..., page 63

2.	We note that your disclosure in this risk factor and the disclosure in your warrant agreement are not consistent as it relates to claims brought under the Exchange Act. Please revise your disclosure, as appropriate, to address this discrepancy. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus and agreement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: We have revised Section 9.3 of the Warrant Agreement attached as Exhibit 4.4 of the Amendment No. 4 to conform to the disclosure in the risk factor titled “Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company, but which may not be enforceable by us in all circumstances” on page 64 of the prospectus. In particular, we now specifically state in Section 9.3 of the Warrant Agreement that “the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.”

We have revised the risk factor titled “Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company, but which may not be enforceable by us in all circumstances” on page 64 of our prospectus to state that there is uncertainty as to whether a court would enforce such an exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We repeated this disclosure in the section entitled “Description of the Securities—Warrants” on page 144 of the prospectus. We did not repeat this statement in Section 9.3 of the Warrant Agreement since we already addressed this issue by including language in Section 9.3 of the Warrant Agreement that “the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum” as noted above.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Michael Hermansson
Michael Hermansson byNordic Acquisition Corp.

cc:	Ellenoff Grossman & Schole LLP